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As filed with the Securities and Exchange Commission on October 26, 2001

Registration No. 333-70870

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNAP NETWORK SERVICES CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	91-2145721 (I.R.S. Employer Identification Number)

601 Union Street, Suite 1000
Seattle, Washington 98101
(206) 441-8800
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Thomas B. Youth
General Counsel
Internap Network Services Corporation
Two Union Square
601 Union Street, Suite 1000
Seattle, Washington 98101
(206) 441-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher W. Wright
Matthew D. Latimer
Cooley Godward LLP
5200 Carillon Point
Kirkland, WA 98033
(425) 893-7700

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock	85,568,119 shares(3)	$1.03	$88,135,162	$22,034

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share and aggregate offering price are based upon the average of the high and low sales price of Internap's common stock on October 1, 2001 as reported on the Nasdaq National Market. It is not known how many shares will be purchased under this Registration Statement or at what price such shares will be purchased.
(2)
A registration fee of $55,443 has been previously paid in connection with the filing of a registration statement on Form S-4 (File No. 333-57100) by Internap Corporation. The registration fee due hereunder is offset against the registration fee previously paid as noted in the initial filing of this registration statement on October 3, 2001.
(3)
Consists of 68,454,513 shares issuable upon the conversion of outstanding Series A Preferred Stock and 17,113,606 shares issuable upon the exercise of outstanding warrants. In addition to the shares set forth in this table, the amount to be registered includes an indeterminable number of shares as may become issuable as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416(a) of the Securities Act of 1933.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
(October 26, 2001)

INTERNAP NETWORK SERVICES CORPORATION

85,568,119 Shares

COMMON STOCK

Selling Stockholders:	The selling stockholders identified in this prospectus are selling up to 85,568,119 shares of our common stock. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.
Offering Price:
The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 20.
Trading Market:	Our common stock trades on the Nasdaq National Market under the symbol INAP. On October 25, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $1.00 per share.
Risks:	Investing in the common stock involves risks. See "Risk Factors" beginning on page 4.

    Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is         , 2001.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

    Internap and P-NAP are registered trademarks of Internap. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

    This prospectus, including the documents we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "continuing," "estimate," "expects," "management believes," "ongoing," "plans," "projects," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference. Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of the company, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PROSPECTUS SUMMARY

    The following information is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K/A for the year ended December 31, 2000, our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June 30, 2001 and our Current Reports on Forms 8-K filed on July 6, 2001, July 25, 2001 (as amended) and September 17, 2001, for more information about our business and the risks involved in investing in our stock.

INTERNAP NETWORK SERVICES CORPORATION

Overview

    Internap is a leading provider of high performance Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our service points have their data optimally routed to and from destinations on the Internet using our overlay network, which analyzes the traffic situation on the multiplicity of networks that comprise the Internet and delivers mission-critical information and communications faster and more reliably. Use of our overlay network results in lower instances of data loss and greater quality of service than services offered by conventional Internet connectivity. As of June 30, 2001, we provided our high performance Internet connectivity services to 738 customers.

    We offer our high performance Internet connectivity services at dedicated line speeds of 1.5 Megabits per second, or Mbps, to 1,000 Mbps to customers desiring a superior level of Internet performance. We provide our high performance connectivity services through the deployment of service points, which are highly redundant network intrastructure facilities coupled with our patented routing technology. Service points maintain high speed, dedicated connections to major global Internet networks, commonly referred to as backbones, such as AT&T, Cable & Wireless USA, Genuity, Global Crossing Telecommunications, Intermedia Communications, Qwest Communications International, Sprint Internet Services, UUNET Technologies and Verio (an NTT Communications Corporation). As of June 30, 2001, we operated 36 service points, which are located in the Amsterdam, Atlanta (two service points), Boston (two service points), Chicago (two service points), Dallas (three service points), Denver, Fremont, CA, Houston (two service points), London, Los Angeles (three service points), Miami, New York (three service points), Orange County, Philadelphia (two service points), San Diego (two service points), San Francisco, San Jose (two service points), Santa Clara, Seattle (three service points) and Washington, D.C. (two service points) metropolitan areas.

    We believe our service points provide a superior quality of service over the public Internet enabling our customers to realize the full potential of their existing Internet-based applications, such as e-commerce and on-line trading. In addition, we believe our service points will enable our customers to take advantage of new services, such as using the Internet to conduct video conferencing, make telephone calls or send facsimiles, create private networks, distribute multimedia documents and send and receive audio and video feeds.

    Our principal executive offices are located at Two Union Square, 601 Union Street, Suite 1000, Seattle, Washington, 98101. Our telephone number is (206) 441-8800, and our web site is located www.internap.com. Information contained on our web site is not part of this prospectus.

RISK FACTORS

    An investment in the shares being offered hereby involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus, in our most recent quarterly report on Form 10-Q, in our most recent annual report on Form 10-K/A, and in any other documents incorporated by reference into this prospectus from our other SEC filings. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

Risks Related to the Company's Business

    We Have a History of Losses and Expect Future Losses and May Not Achieve or Sustain Annual Profitability. We have incurred net losses in each quarterly and annual period since we began operations. We incurred net losses of $7.0 million, $49.9 million and $185.5 million for the years ended December 31, 1998, 1999 and 2000, respectively. Our net loss for the six month period ended June 30, 2001 was $335.1 million. As of June 30, 2001, our accumulated deficit was $580.0 million. We expect to incur net losses and negative cash flows from operations on a quarterly and annual basis for up to the next 24 months, and we may never become profitable.

    Our Limited Operating History Makes It Difficult to Evaluate Our Prospects. The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. We have only been in existence since 1996, and our services are only offered in limited regions. Investors should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving Internet infrastructure, connectivity and collocation markets.

    Our Actual Quarterly Operating Results May Disappoint Analysts' Expectations, Which Could Have a Negative Impact on our Stock Price. Our stock price could suffer in the future, as it has in the past, as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected quarterly results of operations should we be unable to make timely adjustments to compensate for them. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our quarterly results of operations. Because our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future, investors should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price. For example, increases in our quarterly revenues for the quarters ended June 30, 2000, through June 30, 2001, have varied between 3.0% and 53.5%, and total operating costs and expenses, as a percentage of revenues, have fluctuated between 264.6% and 1,040.7%. Fluctuations in our quarterly operating results depend on a number of factors. Some of these factors are industry and economic risks over which we have no control, including the introduction of new services by our competitors, fluctuations in the demand and sales cycle for our services, fluctuations in the market for qualified sales and other personnel, changes in the prices for Internet connectivity we pay backbone providers, our ability to obtain local loop connections to our service points at favorable prices, integration of people, operations, products and technologies of acquired businesses and general economic conditions. Other factors that may cause fluctuations in our quarterly operating results arise from strategic decisions we have made or may make with respect to the timing and magnitude of capital expenditures such as those associated with the deployment of additional service points and the terms of our Internet connectivity purchases. For example, our practice is to purchase Internet connectivity from backbone providers at new service points and license collocation space from providers before customers are secured. We also have agreed to purchase Internet connectivity from some providers without regard to the amount we resell to our customers.

    Some of Our Customers Are Emerging Internet-Based Businesses That May Not Pay Us for Our Services on a Timely Basis and May Not Succeed Over the Long Term. A portion of our revenues is derived from customers that are emerging Internet-based businesses. The unproven business models of some of these customers and an uncertain economic climate make their continued financial viability uncertain. Some of these customers have encountered financial difficulties and, as a result, have delayed or defaulted on their payments to us. In the future others may also do so. If these payment difficulties are substantial, our business and financial results could be seriously harmed.

    We May Require Additional Cash in the Future and May Not Be Able to Secure Adequate Funds on Timely Basis or on Terms Acceptable to Us. The continued operation of our business requires cash for ongoing capital and operations expenditures. On September 14, 2001, we closed a private placement of units, each unit consisting of 1/20 of a share of Series A preferred stock and a warrant to purchase 1/4 of a share of common stock and raised in aggregate $101 million. Upon conversion or exercise of the outstanding shares of Series A preferred stock and warrants, we will be obligated to issue 85,568,119 shares of common stock. We expect to meet our cash requirements during the next 12 months with the proceeds from this financing together with existing cash, cash equivalents, short-term investments, cash flow from sales of our services and new and existing lines of credit. If, however, our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated. In that event, we might not be able to obtain equity or debt financing on favorable terms, if at all. Also, future borrowing instruments, such as credit facilities and lease agreements, will likely contain covenants restricting our ability to incur further indebtedness and will likely require us to pledge assets as security for borrowings thereunder. Our inability to obtain additional capital on satisfactory terms if and when needed may significantly endanger the ability of our business to continue.

    Given our recent efforts to reduce our capital and operations expenditures, we do not currently contemplate any expansion of our business in the immediate future. Any such expansion would require significant capital in addition to the $101 million raised in our recent financing, and we may be unable to obtain additional financing.

    We Would Incur Additional Expense Associated with the Deployment of Any New Service Points and May Be Unable to Effectively Integrate New Service Points into Our Existing Network, Which Could Disrupt Our Service. New service points, if any, would result in substantial new operating expenses, including expenses associated with hiring, training, retaining and managing new employees, provisioning capacity from backbone providers, purchasing new equipment, implementing new systems, leasing additional real estate and incurring additional depreciation expense. In addition, if we do not institute adequate financial and managerial controls, reporting systems, and procedures with which to operate multiple service points in geographically dispersed locations, our operations will be significantly harmed. Furthermore, in any effort to deploy new service points, we would face various risks associated with significant construction projects, including identifying and locating service point sites, construction delays, cost estimation errors or overruns, delays in connecting with local exchanges, equipment and material delays or shortages, the inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the deployment of a new service point.

    If We Are Unable to Continue to Receive Cost-Effective Service from Our Backbone Providers, We May Not Be Able to Provide Our Internet Connectivity Services on Profitable Terms, and These Backbone Providers May Not Continue to Provide Service to Us. In delivering our services, we rely on Internet backbones, which are built and operated by others. In order to be able to provide high performance routing to our customers through our service points, we must purchase connections from several Internet backbone providers. There can be no assurance that these Internet backbone providers will continue to provide service to us on a cost-effective basis, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. Furthermore, it is very unlikely that we could replace our Internet backbone providers on comparable terms. Currently, in each of our domestic service points, we have connections to some combination of the following nine backbone providers: AT&T, Cable & Wireless USA, Genuity, Global Crossing Telecommunications, Intermedia Communications, Qwest Communications International, Sprint Internet Services, UUNET Technologies and Verio (an NTT Communications Corporation). We may be unable to maintain relationships with, or obtain necessary additional capacity from, these backbone providers. Furthermore, we may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas, such as Asia and Europe, in which we locate our service points.

    Competition from More Established Competitors Who Have Greater Revenues Could Decrease Our Market Share. The Internet connectivity services market is extremely competitive, and there are few substantial barriers to entry. We expect competition from existing competitors to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in our market. Many of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have several advantages over us as we seek to develop a greater market presence. Our competitors currently include backbone providers that provide connectivity services to us, regional Bell operating companies which offer Internet access, and global, national and regional Internet service providers. In addition, Internet backbone providers may make technological developments, such as improved router technology or the introduction of improved routing protocols, that will enhance the quality of their services. We also expect to encounter additional competition from international Internet service providers as well as international telecommunications companies in the countries where we provide services.

    Competition from New Competitors Could Decrease Our Market Share. We also believe new competitors will enter our market. These new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of telecommunications companies and online service providers have been offering or expanding their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed, intelligent data services that use connections to more than one backbone and other technologies or use alternative delivery methods including the cable television infrastructure, direct broadcast satellites, wireless cable and wireless local loop.

    Pricing Pressure Could Decrease Our Market Share. Increased price competition or other competitive pressures could erode our market share. We currently charge, and expect to continue to charge, more for our Internet connectivity services than our competitors. By bundling their services and reducing the overall cost of their solutions, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their Internet connectivity services or private network services, thereby significantly increasing the pressure on us to decrease our prices. We may not be able to offset the effects of any such price reductions even with an increase in the number of our customers, higher revenues from enhanced services, cost reductions or otherwise. In addition, we believe that the Internet connectivity industry is likely to encounter consolidation in the future. Consolidation could result in increased pressure on us to decrease our prices. Furthermore, the recent downturn in the U.S. economy has resulted in many companies who require Internet connectivity to reevaluate the cost of such services. We believe that a prolonged economic downturn could result in existing and potential customers being unwilling to pay for premium Internet connectivity services, which would harm our business.

    A Failure in Our Network Operations Center, Service Points or Computer Systems Would Cause a Significant Disruption in Our Internet Connectivity Services. Although we have taken precautions against systems failure, interruptions could result from natural or human caused disasters, power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations center, our service points and our computer and communications hardware systems and infrastructure. If we experience a problem at our network operations center, we may be unable to provide Internet connectivity services to our customers, provide customer service and support or monitor our network infrastructure or service points, any of which would seriously harm our business.

    Because We Have Limited Experience Operating Internationally, Our International Operations May Not Be Successful. Although we currently have service points in London and Amsterdam and a joint venture with NTT-ME Corporation operating a service point in Tokyo, we have limited experience operating internationally. We may not be able to adapt our services to international markets or market and sell these services to customers abroad. In addition to general risks associated with international business operations, we face the following specific risks in our international business operations:

  •
  difficulties in establishing and maintaining relationships with foreign customers as well as foreign backbone providers and local vendors, including collocation and local loop providers;

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  difficulties in locating, building and deploying network operations centers and service points in foreign countries, and managing service points and network operations centers across disparate geographic areas; and

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  exposure to fluctuations in foreign currency exchange rates.

We may be unsuccessful in our efforts to address the risks associated with our international operations, and our international sales growth may therefore be limited.

    Our Brand Is Relatively New, and Failure to Develop Brand Recognition Could Hurt Our Ability to Compete Effectively. To successfully execute our strategy, we must strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet connectivity services. To date, we have attracted our existing customers primarily through a relatively small sales force, word of mouth and a limited, print-focused advertising campaign. In order to build our brand awareness, we must continue to provide high quality services.

    We Are Dependent Upon Our Key Employees and May Be Unable to Attract or Retain Sufficient Numbers of Qualified Personnel. Our future performance depends to a significant degree upon the continued contributions of our executive management team and key technical personnel. The loss of members of our executive management team or key technical employees could significantly harm us. Any of our officers or employees can terminate his or her relationship with us at any time. To the extent we are able to expand our operations and deploy additional service points, our workforce will be required to grow. Accordingly, our future success depends on our ability to attract, hire, train and retain a substantial number of highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

    If We Are Not Able to Support Our Growth Effectively, Our Expansion Plans May Be Frustrated or May Fail. Our inability to manage growth effectively would seriously harm our plans to expand our Internet connectivity services into new markets. Since the introduction of our Internet connectivity services, we have experienced a period of rapid growth and expansion, which has placed, and continues to place, a significant strain on all of our resources. For example, as of December 31, 1996, we had one operational service point and nine employees compared to 36 operational service points and 672 full-time employees as of June 30, 2001. In addition, we had $13.6 million in revenues for the three-month period ended June 30, 2000, compared to $29.3 million in revenues for the three-month period ended June 30, 2001. Furthermore, we have recently begun to offer our services in Europe and Japan, through our joint venture, Internap Japan. We have also recently begun to resell certain products and services of Akamai Technologies, Inc., Cisco Systems, Inc and Polycom, Inc. We expect our recent growth to continue to strain our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources.

    If We Fail to Adequately Protect Our Intellectual Property, We May Lose Rights to Some of Our Most Valuable Assets. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary technology. Internap and P-NAP are trademarks of Internap that are registered in the United States. In addition, we have three patents that have been issued by the United States Patent and Trademark Office, or USPTO. The dates of issuance for these patents range from September 1999 through December 1999, and each of these patents is enforceable for a period of 20 years after the date of its filing. We cannot assure you that these patents or any future issued patents will provide significant proprietary protection or commercial advantage to us or that the USPTO will allow any additional or future claims. We have eight additional applications pending, two of which are continuation in patent filings. We may file additional applications in the future. Our patents and patent applications relate to our service point technologies and other technical aspects of our services. In addition, we have filed corresponding international patent applications under the Patent Cooperation Treaty. It is possible that any patents that have been or may be issued to us could still be successfully challenged by third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Further, current and future competitors may independently develop similar technologies, duplicate our services and products or design around any patents that may be issued to us. In addition, effective patent protection may not be available in every country in which we intend to do business. In addition to patent protection, we believe the protection of our copyrightable materials, trademarks and trade secrets is important to our future success. We rely on a combination of laws, such as copyright, trademark and trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. In particular, we generally enter into confidentiality agreements with our employees and nondisclosure agreements with our customers and corporations with whom we have strategic relationships. In addition, we generally register our important trademarks with the USPTO to preserve their value and establish proof of our ownership and use of these trademarks. Any trademarks that may be issued to us may not provide significant proprietary protection or commercial advantage to us. Despite any precautions that we have taken, intellectual property laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technology.

    We May Face Litigation and Liability Due to Claims of Infringement of Third Party Intellectual Property Rights. The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Any claims that our services infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, in our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringement of patents, trademarks or copyrights of third parties. If a claim against us was to be successful, and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products to avoid infringement, our ability to compete successfully in our competitive market would be impaired.

    Because We Depend on Third Party Suppliers for Key Components of Our Network Infrastructure, Failures of These Suppliers to Deliver Their Components as Agreed Could Hinder Our Ability to Provide Our Services on a Competitive and Timely Basis. Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our Internet connectivity services on a competitive and timely basis. We are dependent on other companies to supply various key components of our infrastructure, including the local loops between our service points and our Internet backbone providers and between our service points and our customers' networks. In addition, the routers and switches used in our network infrastructure are currently supplied by a limited number of vendors, including Cisco Systems. Additional sources of these services and products may not be available in the future on satisfactory terms, if at all. We purchase these services and products pursuant to purchase orders placed from time to time. Furthermore, we do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. We have in the past experienced delays in installation of services and receiving shipments of equipment purchased. To date, these delays have neither been material nor have adversely affected us, but these delays could affect our ability to deploy service points in the future on a timely basis. If Cisco Systems does not provide us with our routers, or if our limited source suppliers fail to provide products or services that comply with evolving Internet and telecommunications standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet our customer service commitments.

    We Have Acquired and May Acquire Other Businesses, and these Acquisitions Involve Numerous Risks. During 2000, we acquired CO Space and VPNX, respectively, in purchase transactions. We may engage in additional acquisitions in the future in order to, among other things, enhance our existing services and enlarge our customer base. Acquisitions involve a number of risks that could potentially, but not exclusively, include the following:

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  difficulties in integrating the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

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  diversion of management's attention from normal daily operations;

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  insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

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  difficulties in completing projects associated with in-process research and development being conducted by the acquired businesses;

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  risks associated with our entrance into markets in which we have little or no prior experience and where have a stronger market presence;

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  deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of the acquisitions;

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  difficulties in pursuing relationships with potential strategic partners who may view the combined company as a more direct competitor than our predecessor entities taken independently;

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  issuance by us of equity securities that would dilute ownership of existing stockholders;

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  incurrence of significant debt, contingent liabilities and amortization expenses; and

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  loss of key employees of the acquired companies.

Acquiring high technology businesses as a means of achieving growth is inherently risky. To meet these risks, we must maintain our ability to manage effectively any growth that results from using these means. Failure to manage effectively our growth through mergers and acquisitions could harm our business and operating results and could result in impairment of related long-term assets.

Risks Related to Our Industry

    Because the Demand for Our Services Depends on Continued Growth in Use of the Internet, a Slowing of this Growth Could Harm the Development of the Demand for Our Services. Critical issues concerning the commercial use of the Internet remain unresolved and may hinder the growth of Internet use, especially in the business market we target. Despite growing interest in the varied commercial uses of the Internet, many businesses have been deterred from purchasing Internet connectivity services for a number of reasons, including inconsistent or unreliable quality of service, lack of availability of cost-effective, high-speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors and a lack of tools to simplify Internet access and use. Capacity constraints caused by growth in the use of the Internet may, if left unresolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete. Additionally, even individuals and enterprises that have invested significant resources in the use of the Internet may, for cost reduction purposes during difficult economic times, decrease future investment in the use of the Internet. The failure of the market for business related Internet solutions to further develop could cause our revenues to grow more slowly than anticipated and reduce the demand for our services.

    Because the Internet Connectivity Market Is New and Its Viability Is Uncertain, There Is a Risk Our Services May Not Be Accepted. We face the risk that the market for high performance Internet connectivity services might fail to develop, or develop more slowly than expected, or that our services may not achieve widespread market acceptance. This market has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of entrants. There is significant uncertainty as to whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically charge more for our services than do our competitors, which may affect market acceptance of our services. We believe the danger of nonacceptance is particularly acute during economic slowdowns. Finally, if the Internet becomes subject to a form of central management, or if the Internet backbone providers establish an economic settlement arrangement regarding the exchange of traffic between backbones, the problems of congestion, latency and data loss addressed by our Internet connectivity services could be largely resolved, and our core business rendered obsolete.

    If We Are Unable to Respond Effectively and on a Timely Basis to Rapid Technological Change, We May Lose or Fail to Establish a Competitive Advantage in Our Market. The Internet connectivity industry is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. We may be unable to successfully use or develop new technologies, adapt our network infrastructure to changing customer requirements and industry standards, introduce new services, such as virtual private networking and video conferencing, or enhance our existing services on a timely basis. Furthermore, new technologies or enhancements we use or develop may not gain market acceptance. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternate access devices and technologies. If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. Although we intend to support emerging standards in the market for Internet connectivity, there can be no assurance that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

    New Technologies Could Displace Our Services or Render Them Obsolete. New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. For example, our services rely on the continued widespread commercial use of the set of protocols, services and applications for linking computers known as Transmission Control Protocol/Internetwork Protocol, or TCP/IP. Alternative sets of protocols, services and applications for linking computers could emerge and become widely adopted. A resulting reduction in the use of TCP/IP could render our services obsolete and unmarketable. Our failure to anticipate the prevailing standard or the failure of a common standard to emerge could hurt our business. Further, we anticipate the introduction of other new technologies, such as telephone and facsimile capabilities, private networks, multimedia document distribution and transmission of audio and video feeds, requiring broadband access to the Internet, but there can be no assurance that such technologies will create opportunities for us.

    Service Interruptions Caused by System Failures Could Harm Customer Relations, Expose Us to Liability and Increase Our Capital Costs. Interruptions in service to our customers could harm our customer relations, expose us to potential lawsuits and require us to spend more money adding redundant facilities. Our operations depend upon our ability to protect our customers' data and equipment, our equipment and our network infrastructure, including our connections to our backbone providers, against damage from human error or attack or "acts of God." Even if we take precautions, the occurrence of a natural disaster, attack or other unanticipated problem could result in interruptions in the services we provide to our customers.

    Capacity Constraints Could Cause Service Interruptions and Harm Customer Relations. Failure of the backbone providers and other Internet infrastructure companies to continue to grow in an orderly manner could result in capacity constraints leading to service interruptions to our customers. Although the national telecommunications networks and Internet infrastructures have historically developed in an orderly manner, there is no guarantee that this orderly growth will continue as more services, users and equipment connect to the networks. Failure by our telecommunications and Internet service providers to provide us with the data communications capacity we require could cause service interruptions.

    Our Network and Software Are Vulnerable to Security Breaches and Similar Threats Which Could Result in Our Liability for Damages and Harm Our Reputation. Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, attacks and similar disruptive problems. This could result in our liability for damages, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems or other attack caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers. Although we intend to continue to implement industry-standard security measures, in the past some of these industry-standard measures have occasionally been circumvented by third parties, although not in our system. Therefore, there can be no assurance that the measures we implement will not be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business.

    Should the Government Modify or Increase Regulation of the Internet, the Provision of Our Services Could Become More Costly. There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, international, federal, state and local governments may adopt laws and regulations that affect the Internet. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business on the Internet or in some other manner have a significantly harmful effect on us or our customers. The government may also seek to regulate some segments of our activities as it has with basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

Risks Related to the Offering

    Future Sales of Our Common Stock by Our Selling Stockholders Could Cause Our Stock Price to Fall. If the selling stockholders sell a portion of or all of the common stock proposed to be sold hereunder, including shares issued upon exercise of the warrants, the market price of our common stock may fall. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The selling stockholders have entered into lock-up agreements pursuant to the terms of the Unit Purchase Agreement dated July 20, 2001, prohibiting any sale or hedging transaction in the shares of common stock to be sold under this registration statement until March 14, 2001 at which time 25% of the shares of common stock will be released. An additional 25% of the shares of common stock will be released from lock-up every three months thereafter. Upon expiration of the entire lock-up period, 85,568,119 shares will be eligible for sale, which represents a 56.8% increase in our outstanding common stock as of September 21, 2001.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders.

SELLING STOCKHOLDERS

    We are registering for resale certain shares of our common stock held by the selling stockholders identified below. The following table sets forth:

  •
  the name of the selling stockholders;

  •
  the number of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

  •
  the number of shares of our common stock that may be offered for resale for the account of the selling stockholders pursuant to this prospectus; and

  •
  the number and percent of shares of our common stock to be held by the selling stockholders after the offering of the resale shares (assuming all of the resale shares are sold by the selling stockholders).

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of September 21, 2001 by each selling stockholder. This information is based upon information provided by each respective selling stockholder, schedules 13G and other public documents filed with the SEC, and assumes the sale of all of the resale shares held by such selling stockholders. The term "selling stockholders" includes the stockholders listed below and their transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 150,641,864 shares of common stock issued and outstanding as of September 21, 2001.

			Shares Beneficially Owned After Offering
		Number of Shares Being Offered
Selling Stockholders	Shares Beneficially Owned Prior to Offering (1)
			Number	Percent
Todd US Ventures, LLC c/o Jackie Berterretche One Bush Street, 15th Floor San Francisco, CA 94104-4446	1,693,365	1,693,365	—	*
H&Q Internap Investors, LP c/o Jackie Berterretche One Bush Street, 15th Floor San Francisco, CA 94104-4446	4,384,886	1,876,030	2,508,856	1.6%
JP Morgan Securities, Inc. One Bush Street San Francisco, CA 94121	421,567	421,567	—	*
Standish O'Grady (2) c/o Granite Ventures One Bush Street, 15th Floor San Francisco, CA 94104-4446	8,552,122	84,667	8,467,455	5.5%
Shea Ventures LLC c/o Edward Shea 655 Brea Canyon Road Walnut, CA 91789	846,963	846,963	—	*

The Timken Living Trust U/A/D 9/14/99 c/o William Timken 7 Mercury Avenue Tiburon, CA 94920	508,136	508,136	—	*
Ronald A. Glantz & Gina S. Glantz 411 Paradise Drive Tiburon, CA 94920-2538	358,390	220,397	137,993	*
Chacallit Associates c/o Richard Beattie 425 Lexington Avenue New York, NY 10017-3954	115,330	84,688	30,642	*
DBH/HBH 8/25/68 Trust by Dora B. Hillman for Howard B. Hillman c/o Howard Hillman Autotrol Technology Corp. 158 Main Street New Canaan, CT 06840	169,635	169,635	—	*
G. Kevin Doren 8202 Avalon Drive Mercer Island, WA 98040	169,378	169,378	—	*
Morgan Stanley Venture Partners III, L.P. 3000 Sand Hill Road Building 4, Suite 250 Menlo Park, CA 94025 Attn: Robert J. Loarie	14,096,103	7,801,956	6,294,147	4.0%
Morgan Stanley Venture Investors, III L.P. 3000 Sand Hill Road Building 4, Suite 250 Menlo Park, CA 94025 Attn: Robert J. Loarie	1,353,417	749,093	604,324	*
The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. 3000 Sand Hill Road Building 4, Suite 250 Menlo Park, CA 94025 Attn: Robert J. Loarie	616,702	341,333	275,369	*
Oak Investment Partners X, L.P. One Gorham Island Westport, CT 06880	14,586,477	14,586,477	—	*
Oak X Affiliates Fund, L.P. One Gorham Island Westport, CT 06880	234,165	234,165	—	*

Millennium Technology Ventures, LP 350 Park Avenue, 10th Floor New York, NY 10022 Attn: Ronald M. Starr	3,387,575	3,387,575	—	*
Doll Technology Investment Fund c/o DCM Investment Management III, LLC 3000 Sand Hill Road Building 3 Suite 225 Menlo Park, CA 94025 Attn: Dixon R. Doll	5,605,813	1,157,865	4,447,948	2.9%
Doll Technology Affiliates Fund, L.P. c/o DCM Investment Management III, LLC 3000 Sand Hill Road, Building 3 Suite 225 Menlo Park, CA 94025 Attn: Dixon R. Doll	329,583	68,121	261,462	*
Doll Technology Side Fund, L.P. c/o DCM Investment Management III, LLC 3000 Sand Hill Road, Building 3 Suite 225 Menlo Park, CA 94025 Attn: Dixon R. Doll	213,914	44,352	169,562	*
Dixon and Carol Doll Family Trust c/o DCM Investment Management III, LLC 3000 Sand Hill Road, Building 3 Suite 225 Menlo Park, CA 94025 Attn: Dixon R. Doll	296,412	296,412	—	*
The Gonzales 1998 Revocable Trust 16450 E. La Chiquita Ave. Los Gatos, CA 95032	42,343	42,343	—	*
David Chao and Amanda Minami Revocable Trust c/o DCM Investment Management III, LLC 3000 Sand Hill Road, Building 3 Suite 225 Menlo Park, CA 94025	84,688	84,688	—	*
Capital Ventures International (3)(4) c/o Heights Capital Management, Inc. 425 California Street, Suite 1100 San Francisco, CA 94104	7,911,829	15,244,091	—	*

Adelson Investors, LLC 10900 Wilshire Blvd., Suite 950 Los Angeles, CA 90024 Attn: Paul Nadel	719,858	719,858	—	*
West View Partners, L.P. 601 W. Main Suite 1214 Spokane, WA 99201 Attn: Craig Hart	1,425,030	1,355,030	70,000	*
INT Investments, Inc. Cay House P.O. Box N7776 Lyford Cay New Providence, Bahamas Attn: Rasesh Thakkar With Copies to: Jeff Voss Isleworth Country Club 6100 Payne Stewart Drive Windermere, Florida 34786	8,508,372	8,508,372	—	*
The Doris Stein Alexandra Shiva Grandchild Trust c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,611	846,611	—	*
Alexandra Shiva c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,893	846,893	—	*
Gil Shiva c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,682	846,682	—	*
The Susan Stein Shiva Foundation c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,611	846,611	—	*
Mo Ostin c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	1,693,223	1,693,223	—	*

1267104 Ontario, Ltd. c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	3,387,565	3,387,565	—	*
Richard Santulli c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	1,693,787	1,693,787	—	*
David Orlinsky c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	1,022,599	846,893	175,706	*
Richard Avedon c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,893	846,893	—	*
The Brad and Jill Grey Living Trust c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,893	846,893	—	*
Lorne Michaels c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,893	846,893	—	*
Rachel Mellon c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	1,056,682	846,682	210,000	*
Barbara Walters c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	846,893	846,893	—	*
Daniel L. Burstein (5) c/o Starr & Company LLC 350 Park Avenue, 9th Floor New York, NY 10022 Attn: Kenneth I. Starr	3,730,172	84,696	3,645,476	2.4%

RGC International Investors, LDC (6) c/o Rose Glen Capital Management, L.P. 3 Bala Plaza—East, Suite 501 Bala Cynwyd, PA 19004 Attn: Gerald F. Stahlecker	7,622,045	7,622,045	—	*
Christopher Anand (7) 3049 38th Ave. W Seattle, WA 98199	263,251	143,971	119,280	*
Joseph J. Pruskowski 14725 232nd Ave. NE Woodinville, WA 98072	723,446	423,446	300,000	*
Mark Baerwaldt 2000 First Ave, #1801 Seattle, WA 98121-2170	107,000	105,870	1,130	*
Teutsch Investments LLC 2001 Western Ave., #330 Seattle, WA 98121	106,000	105,878	122	*
Todd Warren (8) 1419 8th Ave. W. Seattle, WA 98119	1,429,700	423,341	1,006,359	*
David Cornfield 820 W. Garfield Street Seattle, WA 98119	1,571,642	211,740	1,359,902	*
Michael Vent (9) 8808 Westminster Glen Austin, TX 78730	759,007	84,667	674,340	*
Ronald C. Ablow & Judith S. Ablow, JT TEN (10) 316 West 79th Street, Apt. 9E New York, NY 10024	85,446	84,646	800	*
James Guthrie 3100 Sweetgum Cove Austin, Texas 78735	84,688	84,688	—	*
Vision Corporation 2905 San Gabriel, Suite 212 Austin, Texas 78705 Attn: John Fleming	211,722	211,722	—	*
Richard Cotton (11) 18 Manitou Road Westport, CT 06880	250,496	42,333	208,163	*
Total:	116,537,155	85,568,119	30,969,036	13.1%

*
Less than 1%

(1)
All amounts referred to herein include shares of common stock issuable upon conversion of outstanding Series A Preferred Stock and shares of common stock issuable upon exercise of outstanding warrants to purchase common stock held by each selling stockholder.

(2)
Includes 2,508,856 shares of common stock, 1,500,824 shares of common stock issuable upon conversion of outstanding Series A Preferred Stock and 375,206 shares of common stock issuable upon exercise of an outstanding warrant to purchase common stock held by H&Q Internap Investors, L.P. Also includes 1,354,692 shares of common stock issuable upon conversion of outstanding Series A Preferred Stock and 338,673 shares of common stock issuable upon exercise of an outstanding warrant to purchase common stock held by Todd US Ventures, LLC, 2,215,466 shares of common stock held by TI Ventures, L.P. and 173,738 shares of common stock held by Mr. O'Grady. Mr. O'Grady disclaims beneficial ownership of the shares held by H&Q Internap Investors, L.P., Todd US Ventures, LLC and TI Ventures, L.P. except to the extent of his pecuniary interest therein.

(3)
Pursuant to the terms of the Certificate of Incorporation in respect of the Series A Preferred Stock and the warrants to purchase shares of common stock held by Capital Ventures International ("CVI"), CVI may not (i) voluntarily convert shares of Series A Preferred Stock into shares of common stock, (ii) exercise its warrants for shares of common stock, (iii) voluntarily dispose of shares of Series A Preferred Stock, (iv) dispose of shares of common stock received upon exercise of its warrants, or (v) vote any shares of Series A Preferred Stock, to the extent that the right to effect such conversion, exercise or disposition or to vote would result in CVI or any of its affiliates beneficially owning more than 4.99% of the outstanding shares of common stock. Therefore, the number of shares of common stock that CVI may sell pursuant to this prospectus may exceed the number of shares of common stock CVI would otherwise beneficially own as determined pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

(4)
Heights Capital Management, Inc. ("HCM") is the authorized agent of CVI and has discretionary authority to vote and dispose of these shares. As such, HCM may be deemed a beneficial owner of these shares.

(5)
Includes 2,710,060 shares of common stock issuable upon conversion of outstanding Series A Preferred Stock and 677,515 shares issuable upon exercise of an outstanding warrant to purchase common stock held by Millennium Technology Ventures and 257,901 shares of common stock held by Mr. Burstein. Mr. Burstein disclaims beneficial ownership of the shares held by Millennium Technology Ventures except to the extent of his pecuniary interest therein.

(6)
Pursuant to the terms of the Certificate of Incorporation in respect of the Series A Preferred Stock and the warrants to purchase shares of common stock held by RGC International Investors, LDC ("RGC"), RGC may not (a) voluntarily convert shares of Series A Preferred Stock into shares of common stock, (b) exercise its warrants for shares of common stock, (c) voluntarily dispose of shares of Series A Preferred Stock, (d) dispose of shares of common stock received upon exercise of its warrants, or (e) vote any shares of Series A Preferred Stock, to the extent that the right to effect such conversion, exercise or disposition or to vote would result in RGC or any of its affiliates beneficially owning more than 4.99% of the outstanding shares of common stock. Therefore, the number of shares of common stock that RGC may sell pursuant to this prospectus may exceed the number of shares of common stock RGC would otherwise beneficially own as determined pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

(7)
Includes 119,280 shares issuable upon exercise of outstanding options exercisable within 60 days of September 21, 2001.

(8)
Includes 730,200 shares of common stock issuable upon exercise of an outstanding warrant exercisable within 60 days of September 21, 2001.

(9)
Includes 626,340 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 21, 2001.

(10)
Includes 400 shares of common stock held by Judith Ablow individually and 400 shares of common stock held by Ronald and Judith Ablow jointly.

(11)
Includes 200,663 shares of common stock issuable upon exercise of outstanding options exercisable within 60 days of September 21, 2001.

PLAN OF DISTRIBUTION

    The shares of common stock may be sold from time to time by the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers and underwriters who may act solely as agents or may acquire shares as principals, in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes distributees, donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon our being notified that a distributee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

  •
  in the over-the-counter market;

  •
  in private transactions;

  •
  on any national security exchange or quotation service on which our common stock may be listed or quoted;

  •
  ordinary brokers' transactions, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part, and transactions in which the broker solicits customers;

  •
  transactions involving cross or block trades or otherwise on The Nasdaq National Market;

  •
  purchases by brokers, dealers or underwriters as principal and resale by the purchasers for their own accounts pursuant to this prospectus;

  •
  "at the market" to or through market makers or into an existing market for the shares;

  •
  in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

  •
  through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

  •
  any combination of the foregoing, or by any other legally available means.

    The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by these broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, from time to time, a selling stockholder may pledge its shares to broker-dealers or other financial institutions. Upon a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

    If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

    The selling stockholders have entered into lock-up agreements pursuant to the terms of the Unit Purchase Agreement dated July 20, 2001, prohibiting any sale or hedging transaction in the shares of common stock to be sold under this registration statement until March 14, 2002 at which time 25% of the shares of common stock will be released. An additional 25% of the shares of common stock will be released from lock-up every three months thereafter.

    The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

    Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than under the terms of this prospectus. It is possible that the selling stockholders may not sell all of the shares. Also, the selling stockholders may transfer, will or gift such shares by other means not described in this prospectus.

    To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

    Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the shares of common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of shares of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the shares of common stock and the ability of brokers or dealers to engage in market-making activities.

    All expenses of this registration will be paid by Internap. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. We estimate that our expenses in connection with this offering will be approximately $80,000. All expenses for the issuance of a supplement to this prospectus, when requested by selling stockholder(s), will be paid by the requesting stockholder(s).

    We have also agreed to indemnify the selling stockholders, their control persons and any underwriters who sell for the selling stockholders against any liabilities that may arise from the sale of securities pursuant to this prospectus, including liabilities under the Securities Act of 1933. Each selling stockholder has agreed to indemnify Internap, its control persons, officers and directors against liability arising from statements made in reliance upon information provided by the selling stockholder. If such indemnity is unavailable, the indemnifying party shall to the extent permitted by applicable law contribute to payments the indemnified party may be required to make in respect of such liabilities.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, with respect to the shares of common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is part of a registration statement, omits certain information, exhibits, schedules and undertakings included in this registration statement. For further information pertaining to us and the shares of common stock offered by this prospectus, reference is made to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents or provisions of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the contract or other document filed as an exhibit to the registration statement, with each statement being qualified in all respects by the reference to a document or contract.

    We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements, the registration statement of which this prospectus is a part and other information at the office of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from this office or its regional offices upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, these documents and other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system are publicly available through the SEC's web site on the Internet's World Wide Web, located at http://www.sec.gov. We filed with the SEC through EDGAR the registration statement of which this prospectus is a part, including all exhibits and amendments to the registration statement.

    The SEC allows us to "incorporate by reference" information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

  •
  Annual Report on Form 10-K/A for the year ended December 31, 2000;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

  •
  Current Report on Form 8-K, filed July 6, 2001;

  •
  Current Report on Form 8-K, filed on July 25, 2001, as amended;

  •
  Current Report on Form 8-K, filed on September 17, 2001; and

  •
  Definitive Proxy Statement on Schedule 14A, filed on August 10, 2001.

You may obtain a copy of these filings at the SEC sites listed above, or you may also obtain such items free of charge by writing or telephoning our Investor Relations department at:

Internap Network Services Corporation
Two Union Square
601 Union Street, Suite 1000
Seattle, Washington 98101
(206) 441-8800
Attn: Chief Financial Officer

LEGAL MATTERS

    For purposes of this offering, Cooley Godward LLP, Kirkland, Washington, will give its opinion that the shares offered in this prospectus have been validly issued and are fully paid and non-assessable, and that the shares which will be issued upon the exercise of certain warrants will be validly issued, fully paid and nonassessable.

EXPERTS

    The financial statements and financial statement schedules incorporated into this prospectus by reference to the Annual Report on Form 10-K/A of Internap Network Services Corporation for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

    The following table sets forth the costs and expenses payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$22,034
Printing and engraving costs	$5,000
Legal fees and expenses	$10,000
Accounting fees and expenses	$35,000
Miscellaneous expenses	$7,966

Total	$80,000

Item 15. Indemnification of Officers and Directors.

    Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Registrant's Certificate of Incorporation, as amended, provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into agreements with its directors and certain officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

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Item 16. Exhibits

(a)
Exhibits.

Exhibit Number		Description
4.1	*	Form of Unit Purchase Agreement between the Registrant and each selling stockholder dated July 20, 2001.
4.2	†	Specimen Common Stock Certificate.
5.1	†	Opinion of Cooley Godward LLP.
23.1		Consent of Independent Accountants.
23.2	†	Consent of Cooley Godward LLP.
24.1	†	Power of Attorney.

*
Incorporated by reference to Exhibit B of the Registrant's definitive proxy statement on Schedule 14A filed on August 10, 2001.

†
Incorporated by reference to Form S-3 (Reg. No. 333-70870) filed on October 3, 2001.

Item 17. Undertakings

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low end or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities to be offered therein, and the offering of such securities at that time shall be deemed to be an initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which shall remain unsold at the termination of the offering.

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    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on October 25, 2001.

INTERNAP NETWORK SERVICES CORPORATION
By:	/s/ PAUL E. MCBRIDE Paul E. McBride
Chief Financial Officer and Vice President of Finance and Administration

    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities below on the 25th day of October, 2001.

Signature	Title

*EUGENE EIDENBERG Eugene Eidenberg	Chief Executive Officer and Chairman of the Board (Principal Executive Officer).
/s/ PAUL E. MCBRIDE Paul E. McBride	Chief Financial Officer and Vice President of Finance and Administration (Principal Financial and Accounting Officer).
*ANTHONY C. NAUGHTIN Anthony C. Naughtin	Director
*WILLIAM J. HARDING William J. Harding	Director
*FREDERIC W. HARMAN Frederic W. Harman	Director
*KEVIN L. OBER Kevin L. Ober	Director
*ROBERT D. SHURTLEFF, JR. Robert D. Shurtleff, Jr.	Director
*By:	/s/ PAUL E. MCBRIDE Attorney-in-fact

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EXHIBIT INDEX

Exhibit Number		Description
4.1	*	Form of Unit Purchase Agreement between the Registrant and each selling stockholder dated July 20, 2001.
4.2	†	Specimen Common Stock Certificate.
5.1	†	Opinion of Cooley Godward LLP.
23.1		Consent of Independent Accountants.
23.2	†	Consent of Cooley Godward LLP.
24.1	†	Power of Attorney.

*
Incorporated by reference to Exhibit B of the Registrant's definitive proxy statement on Schedule 14A filed on August 10, 2001.

†
Incorporated by reference to Form S-3 (Reg. No. 333-70870) filed on October 3, 2001.

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QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
INTERNAP NETWORK SERVICES CORPORATION
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX